Form 40-F
period 2011-12-31
ANDERSON ENERGY LTD
filed 2012-03-22
CIK 1173503

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2011	Commission File Number:	1-35306

Anderson Energy Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

Alberta (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

700 Selkirk House
555 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3E7
(403) 262-6307
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, New York, New York  10011
(212) 894-8940
 (Name, address including zip code, and telephone number including area codes of agent for service)

Copies to:

M. Darlene Wong Anderson Energy Ltd. 700, 555 4th Avenue S.W. Calgary, Alberta, Canada (403) 262-6307	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, without nominal or par value	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

172,549,701 Common Shares as at December 31, 2011

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☐	No	☐

Principal Documents

The following documents have been filed as part of the Annual Report on Form 40-F:

A.         Annual Information Form

For our Annual Information Form for the fiscal year ended December 31, 2011, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.         Audited Consolidated Financial Statements

For our Audited Consolidated Financial Statements, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2011, including the independent auditors’ reports with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.         Management’s Discussion and Analysis

For our Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, see Exhibit 99.3 of this Annual Report on Form 40-F.

FORWARD LOOKING INFORMATION

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this annual report (the “Annual Report”) on Form 40-F.

This Annual Report contains or incorporates by reference forward looking statements.  All statements other than statements of historical fact included or incorporated by reference in this Annual Report that address activities, events or developments that we expect or anticipate may or will occur in the future may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of Anderson Energy Ltd. (“the Registrant”) including, without limitation, management's growth strategy and management’s assessment of future plans and operations, management’s expectations regarding the percentage of production contributed from oil and natural gas liquids, capital expenditures including source, timing thereof and areas where such capital expenditures are expected to be made, reserves, net present values of future net revenue from reserves, commodity prices, development plans and programs, including number of wells expected to be drilled, tax horizon, abandonment and reclamation costs, government royalty rates, expiring acreage, ability to access skilled people, potential results of the strategic alternative review process and enhancement of shareholder value, disclosure intentions with respect to the strategic alternative review process and timing of conversion of probable reserves into proved developed producing reserves may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Registrant including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, adequate weather to conduct operations, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources and other factors, many of which are beyond the Registrant’s control.  The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as the factors are interdependent, and management’s future course of action would depend on its assessment of all information at the time.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements and readers should not place undue reliance on the forward-looking statements contained herein. Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect the Registrant’s operations and financial results are included under the heading "Risk Factors" in the Annual Information Form, attached hereto as Exhibit 99.1.  Furthermore, the forward-looking statements contained in this Annual Report are made as at the date hereof and the Registrant does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the Registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of the Registrant, with the participation of the President and Chief Executive Officer (“CEO”) and the Vice President, Finance and Chief Financial Officer (“CFO”) of the Registrant.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of the Registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

(c)
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for U.S. registrants who have been subject to U.S. reporting obligations for less than one year and are not yet subject to the internal control over financial reporting requirements in Rule 240.13a-15 or 240.15d-15.

(d)	See paragraph (c).

(e)
Changes in internal control over financial reporting.  Under Canadian securities legislation, the CEO and the CFO must make certifications that are similar in nature to those referred to above, including disclosing that the CEO and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”).

The ICOFR have been designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.  For Canadian securities purposes, the CEO and CFO disclosed that they have evaluated and tested the design and operating effectiveness of the Registrant’s ICOFR as of December 31, 2011 and have concluded that these internal controls are designed properly and are effective in the preparation of financial statements for external purposes in accordance with IFRS.

Further, under Canadian securities legislation, the CEO and CFO are required to cause the Registrant to disclose any change in the Registrant’s ICOFR that occurred during the period beginning on October 1, 2011 and ending on December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Registrant’s ICOFR. The CEO and CFO have made the following disclosure:  No changes in ICOFR were identified during such period that have materially affected or are reasonably likely to materially affect the Registrant’s ICOFR.  There were no changes to ICOFR as a result of the transition to IFRS.  The CEO and CFO have made the same disclosures for the interim reporting periods ended March 31, 2011, June 30, 2011, and September 30, 2011.

It should be noted that while the CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Audit Committee Financial Expert

The Board of Directors (the “Board”) of the Registrant has determined that Mr. Scobie is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F), is designated as such, and is currently serving on the Registrant’s audit committee.  Mr. Scobie is an independent member of the Board under the New York Stock Exchange Rule 303A.00 (Corporate Governance Standards).  See "Audit Committee Information" in the Annual Information Form, filed as Exhibit 99.1 hereto.  The Commission has indicated that the designation of a person as an audit committee financial expert does not make them an "expert" for any purpose, impose any duties, obligations or liability on them that is greater than that imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or the Board.

Code of Ethics

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its CEO, CFO, its directors and all other employees of the Registrant.  The Registrant undertakes to provide a copy of its code of ethics to any person without charge upon request.  Such request may be made by mail, telephone, facsimile or email to:

M. Darlene Wong
700 Selkirk House
555 – 4th Avenue S.W.
Calgary, Alberta, Canada  T2P 3E7
Tel: 403-262-6307
Fax: 403-261-2792
Email: info@andersonenergy.ca

Since the adoption of the code of ethics in 2005, there have not been waivers, including implicit waivers, from any provision of the code of ethics.  The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics which requires disclosure within five business days following the date of any such amendment or waiver.

Principal Accountant Fees and Services

The required disclosure is included under the heading “Audit Committee Information – Auditor Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 of this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2011:

Contractual Obligations (in thousands of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities1	60,573	60,573	-	-	-
Bank loans2	88,682	-	88,682	-	-
Interest on convertible debentures1	33,655	5,523	14,170	12,295	1,667
Convertible debentures (principle)	96,000	-	-	50,000	46,000
Operating lease (rent and software)3	2,419	1,952	467	-	-
Crude oil transportation contract (minimum commitment)3	2,576	257	514	514	1,291
Gas gathering contract (minimum commitment)3	1,687	244	488	488	467
Firm service natural gas transportation contracts3	3,807	1,255	1,550	703	299
Farm-in commitment (at estimated minimum capital cost)3	10,200	200	10,000	-	-
Other capital commitments3	505	505	-	-	-
Total	300,104	70,509	115,871	64,000	49,724

Identification of Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Christopher  L. Fong, Glenn D. Hockley and David G. Scobie (Chairman).

1
Accounts payable and accrued liabilities includes $3.4 million of interest relating to convertible debentures.  The total cash interest payable in less than one year on the convertible debentures is $9.0 million.

2	See note 8 to the Audited Consolidated Financial Statements for the year ended December 31, 2011 included in Exhibit 99.2 for more details.

3	See note 21 to the Audited Consolidated Financial Statements for the year ended December 31, 2011 included in Exhibit 99.2 for more details.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking

Anderson Energy Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.  Consent to Service of Process

Anderson Energy Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of Anderson Energy Ltd. shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Anderson Energy Ltd.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  March 21, 2012

ANDERSON ENERGY LTD. (the Registrant)

By:	/s/ M. Darlene Wong
	Name:	M. Darlene Wong
	Title:	Vice President Finance, Chief Financial Officer, Secretary

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto:

Exhibits	Documents

Certifications

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes Oxley Act of 2002
32.1	Certification of CEO pursuant to Section 906 of the Sarbanes Oxley Act of 2002
32.2	Certification of CFO pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Annual Information

99.1	Annual Information Form for the year ended December 31, 2011
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2011
99.3	Management’s Discussion and Analysis for the year ended December 31, 2011

Consents

99.4	Consent of KPMG LLP
99.5	Consent of GLJ Petroleum Consultants Ltd.